

Mail Stop 3561

January 8, 2016

Jeffrey E. Holman
Chief Executive Officer
Vapor Corp.
3001 Griffin Road
Dania Beach, FL 33312

> **Re:** **Vapor Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 18, 2015**
> **File No. 001-36469**

Dear Mr. Holman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Martin T. Schrier
       Cozen O'Connor